CUSIP No. 032346108                                       Page 1 of 6 Pages


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G

          Information Statement pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                             (Final Amendment)


               Amylin Pharmaceuticals, Inc. (Name ofIssuer)
___________________________________________________________________

                      Common Stock, $.001 par value
___________________________________________________________________
                      (Title of Class of Securities)



                                 032346108
____________________________________________________________________
                              (CUSIP Number)










                         ________________________



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CUSIP No. 032346108                                       Page 2 of 6 Pages

_________________________________________________________________
1)   Name of Reporting Person                Biotechnology
     S.S. or I.R.S. Identification           Investments
     No. of Above Person                     Limited
_________________________________________________________________
2)   Check the Appropriate Box               (a) [   ]
     if a Member of a Group                  (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Guernsey,
     of Organization                          Channel Islands
_________________________________________________________________
Number of                5)   Sole Voting    1,089,269 shares of Shares
Beneficially                  Power          Common Stock, $.001
Owned by Each                                par value ("Common
Reporting Person                             Stock")
                         ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-  1,089,269 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           1,089,269 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                           3.4%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  CO
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CUSIP No. 032346108                                       Page 3 of 6 Pages
Final Amendment to Schedule 13G
_______________________________

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 16, 1993, as amended by Amendment No. 1 thereto filed on February 14, 1995 and Amendment No. 2 thereto filed on February 9, 1996.

Item 1(a) -    Name of Issuer:  Amylin Pharmaceuticals, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               9373 Towne Centre Drive, Suite 250
               San Diego, CA  92121

Item 2(a) -    Name of Person Filing:

               This statement is being filed on behalf of Biotechnology Investments Limited ("BIL" or the "Reporting Person"). BIL is a Guernsey, Channel Islands corporation.

Item 2(b) -    Address of Principal Business Office:

               P.O. Box 58
               St. Julian's Court
               St. Peter Port
               Guernsey, Channel Islands  GYI 3BP

Item 2(c) -    Place of Organization:

               Guernsey, Channel Islands

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.001 par value ("Common Stock")

Item 2(e) -    CUSIP Number:  032346108

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable.

Item 4 -       Ownership.

          (a)  Amount Beneficially Owned:

               1,089,269 shares of Common Stock
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CUSIP No. 032346108                                       Page 4 of 6 Pages
          (b)  Percent of Class:

               3.4%

          (c)  Number of shares as to which such person has:

               (i)       sole power to vote or to direct the vote:
                         1,089,269 shares

               (ii)      shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the disposition of: 1,089,269 shares

               (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               This statement is being filed to report that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6 -       Ownership of More than Five Percent on Behalf of Another
               Person:

               Not applicable.

CUSIP No. 032346108                                       Page 5 of 6 Pages

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
               Company:

               Not applicable.

Item 8 -       Identification and Classification of Members of the Group:

               Not applicable.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.

Item 10 -      Certification:

               Not applicable.
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CUSIP No. 032346108                                       Page 5 of 6 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BIOTECHNOLOGY INVESTMENTS LIMITED
                              By:  Old Court Limited


                              _________________________________
                              By /s/ Kathleen K. Schoemaker
                                      Attorney-in-Fact


Date: February 12, 1997
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CUSIP No. 032346108                                       Page 6 of 6 Pages
                             OLD COURT LIMITED
         P.O. Box 58, St. Julian's Court, St. Peter Port,
                Guernsey, Channel Islands GYI 3BP

Our Ref:  PF/domain/POA174

12 February 1997

Domain Associates
One Palmer Square
Princeton, New Jersey  08542
USA

Dear Sirs

Biotechnology Investments Limited

We, Old Court Limited hereby authorise you to execute on behalf of Old Court Limited a Schedule 13G to be filed with the Securities and Exchange Commission regarding Biotechnology Investments Limited's holdings of Amylin Pharmaceuticals, Inc.

Yours very truly
per pro Old Court Limited

/s/ S.H. Down                      /s/ S.E. Shaw
__________________________         __________________________
S.H. Down, Director                S.E. Shaw, Director

We confirm that we have authorised Old Court Limited to grant the above Power of Attorney.

Yours very truly
per pro Biotechnology Investments Limited

___________________________________
/s/ P.A.S. Firth
P.A.S. Firth, Authorised Signatory